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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUN 02 2010 Wash. D.C. 120

SEC FILE NUMBER
8- 39129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-2009 (MM/DD/YY) AND ENDING 3-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUNGBLOOD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. CENTRAL EXPRESSWAY, #403
(No. and Street)

RICHARDSON	TX	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK YUEN 972-437-5262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL C. HWANG, CPA
(Name – *if individual, state last, first, middle name*)

6100 CORPORATE DR, #350	HOUSTON	TX	77036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/14

OATH OR AFFIRMATION

I, FRANK YUEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNGBLOOD SECURITIES CORP., as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


ANNIE LEE
MY COMMISSION EXPIRES
March 23, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNGBLOOD SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2010

YOUNGBLOOD SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2010

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Youngblood Securities Corporation

I have audited the accompanying statement of financial position of Youngblood Securities Corporation, (a Texas corporation), as of March 31, 2010, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Youngblood Securities Corporation at March 31, 2010, and the results of its operations and its cash flows for the year ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paul C. Hwang
May 2, 2010

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 6,190	
Clearance deposit account	65,180	
Accounts receivable	1,511	
Total Current Assets		72,881
FIXED ASSETS		
Furniture and equipment	33,098	
Less: accumulated depreciation	(28,913)	
Total Fixed Assets		4,185
OTHER ASSETS		
Lease deposits	2,856	
Total Other Assets		2,856
TOTAL ASSETS		$ 79,922

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions Payable	$ 907	
Accrued Payroll Taxes	503	
Notes payable	276	
Total Current Liabilities		1,686
SHAREHOLDERS' EQUITY		
Common stock, no par value: 500,000 shares authorized, 426,500 shares issued and outstanding	484,757	
Retained deficit	(406,521)	
Total Shareholders' Equity		78,236
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 79,922

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2010

REVENUE		
Commissions	$ 117,072	
TOTAL REVENUE		117,072
OPERATING EXPENSES		
Bank charges	357	
Salaries and commissions	40,535	
Taxes, licenses, permits	4,780	
Clearing house charges	18,047	
Depreciation	2,220	
Insurance	9,034	
Dues and subscriptions	12,881	
Rent	12,650	
Supplies	2,284	
Trading error loss	4,300	
Telephone	5,772	
Ticket review	3,263	
Travel	1,133	
Office expenses	912	
Public relations	2,500	
Miscellaneous expenses	4,776	
Advertising and promotion	160	
Total Operating Expenses		125,604
Operating income (loss)		$ (8,532)
Other Revenue		
Interest income	78	
Interest expenses	(96)	(18)
NET LOSS		$ (8,550)

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2010

	common stock		treasury stock		retained deficit		total	
Balance 3/31/09	$	476,357	$	(2,950)	$	(397,971)	$	78,386
Net income (loss)		-			$	(8,550)	$	(8,550)
Changes	$	8,400	$	2,950			$	8,400
Balance 3/31/10	$	484,757			$	(406,521)	$	78,236

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

CASH FLOWS RELATING TO OPERATIONS		
Net income (loss)	$ (8,550)	
Noncash items included in income or loss:		
depreciation	2,220	
Net changes in certain working capital components:		
increase in clearance deposit	(78)	
decrease in accounts receivable	226	
decrease in other assets	3,329	
decrease in commissions payable	(135)	
increase in accrued expenses	503	
decrease in accounts payable	(6,744)	
Net cash used for operations		(9,229)
CASH FLOWS RELATING TO INVESTING ACTIVITIES		
increase in fixed assets	(1,470)	
Net cash used for investing activities		(1,470)
CASH FLOWS RELATING TO FINANCING ACTIVITIES		
increase in capital	11,350	
decrease in notes payable	(262)	
Net cash provided by financing activities		11,088
Net decrease in Cash and Cash Equivalents		389
Cash and cash equivalents - Beginning of Year		5,801
Cash and cash equivalents - End of Year		$ 6,190

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010

SIGNIFICANT ACCOUNTING POLICIES

Youngblood Securities Corporation began operations as a securities broker/dealer in March, 1988. It is a closely-held corporation with six stockholders. Its president, Mr. Frank Yuen, is a major stockholder and participates in the day to day operations. The Company's headquarter and business office is located in Richardson, Texas. In March 1990, the Company opened branch office operations in Houston, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Southwest Securities, Inc. in Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with general accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

1. CASH AND CASH EQUIVALENTS

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the straight line method based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. Depreciation expense for the current year is $2,220.00.

Estimated useful lives of fixed assets are as follows:

	COST	LIFE	ACCUM DEPRE
Furniture and fixtures	$ 9,677.00	7 years	$ 9,677.00
Equipment	23,421.00	7 years	19,236.00

3. LEASE

The company is currently leasing office space on a month-to-month basis. There are no future minimum rental payments under the current leases.

4. NET CAPITAL REQUIREMENT

Youngblood Securities Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Youngblood Securities Corporation has net capital, required net capital and excess in net capital as follows:

	March 31, 2010
Net capital	$ 71,195.00
Required net capital	50,000.00
Excess in net capital	$ 21,195.00

5. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

As of March 31, 2010, the Company has a net operating loss of approximately $ 181,058.00 to be carried over to offset future taxable income for federal income tax purpose and it will begin to expire in year 2021.

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company's lack of earnings history.

6. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for year 2011.

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in banks (the deposit balance exceeding the amount insured by FDIC).

8. USE OF ESTIMATES

The preparation of financial statements in conformation with generally accepted accounting principles requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

9. FAIR VALUE MEASUREMENTS

As defined in SFAS 157, *Fair Value Measurements*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Company's Level 1 assets include exchange traded equities and equity options. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market priced in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or shoes significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market

participants would use in pricing an asset of liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

In February 2007, the FASB issued SFAS No.159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No.115*. SFAS No.159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No.159 are elective; however, the amendment to SFAS No.115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No.159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The Company did not elect the fair value option for any assets or liabilities not previously reported at fair value. The provisions of SFAS No.159 were effective for the Company on April 1, 2008. The adoption of SFAS No.159 did not have a significant impact on the Company's results of operations and financial condition.

The financial instruments of the Company are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Receivables: The carrying amount of receivables approximates the fair value because of their short-term maturities and market terms.

Payables: The carrying amount of payables approximates their fair value.

10. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2010, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2010,

management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

11. RELATED PARTY TRANSACTIONS

At March 31, 2010, the Company had the following related party transactions:

Note payable – shareholder Payable on demand with interest at the current short-term interest rates	$ 276.00

YOUNGBLOOD SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF MARCH 31, 2010

The net capital computation was reconciled and the following variance are noted between net capital per Focus Report and net capital per audited financial statements.

Net capital - Focus Report		$ 71,134
Cash		
per Focus Report	$ 6,181	
per audit	6,190	
increase in Cash		9
Accounts receivable		
per Focus Report	1,383	
per audit	1,511	
increase in Accounts receivable		128
Accrued liabilities		
per Focus Report	1,334	
per audit	1,410	
increase in Acrued liabilities		(76)
Net capital - audited		$ 71,195

YOUNGBLOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
AS OF MARCH 31, 2010

Net worth		$ 78,236
Total capital		$ 78,236
Deduct-		
Fixed asset - net	$ 4,185	
Lease deposits	2,856	
Total deductions		7,041
Net capital		$ 71,195
Required net capital		50,000
Excess in net capital		$ 21,195

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

May 2, 2010

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Youngblood Securities Corporation

I have examined the financial statements of Youngblood Securities Corporation for the year ended March 31, 2010 and have issued my report thereon dated May 2, 2010. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Youngblood Securities Corporation that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Youngblood Securities Corporation was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Youngblood Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (FINRA) that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and should not be used for any other purpose.